UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

GENESYS S.A.

(Name of Issuer)

ORDINARY SHARES, NOMINAL VALUE euros5 PER SHARE
(Title of Class of Securities)

37185M100
(CUSIP Number)

MARCH 26, 2003

(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Caisse des Depots et Consignations

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

3

SEC USE ONLY

4

CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF

5

SOLE VOTING POWER -0-
SHARES BENEFICIALLY

6

SHARED VOTING POWER 827,279
OWNED BY EACH REPORTING

7

SOLE DISPOSITIVE POWER
PERSON WITH

8

SHARED DISPOSITIVE POWER -0-

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 827,279

10

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not applicable.

11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.37%

12

TYPE OF REPORTING PERSON HC, OO (French Public-Sector Institution)

ITEM 1. (a) Name of Issuer:

Genesys S.A.

.

(b) Address of Issuer's Principal Executive Offices:

L Acropole, 954 avenue Jean Mermoz

3400 Montpellier

Cedex, France

ITEM 2. (a) Name of Person Filing:

Caisse des Depots et Consignations

(b) Address of Principal Business Office or, if none, Residence:

The following is the address of the principal business office of the filing person:

56, rue de Lille, 753356

Paris Cedex 07 SP

(c) Citizenship:

Organized under the laws of France

(d) Title of Class of Securities:

Ordinary Shares, nominal value euros5 per share

(e) CUSIP Number:

37188M100

ITEM 3. If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

ITEM 4. Ownership

    Amount Beneficially Owned:

    827,279

    Percent of Class:

5.37%

(c) Number of shares as to which the person has:.

(ii) The Reporting Person has the shared power to vote or direct the vote of 827,279 shares, of which 423,756 (and 33,000 presently exercisable warrants representing 16,500 shares, upon exercise) are held by Part Com S.A., 165,185 are held by In-Com S.A., 187,471 are held by CDC Ixis Private Equity and 50,837 are held by FCPI Innovatech I, each a direct or indirect subsidiary of the Reporting Person.

(iv) The Reporting Person has the shared power to dispose of or direct the disposition of 827,279 shares, of which 423,756 (and 33,000 presently exercisable warrants representing 16,500 shares, upon exercise) are held by Part Com S.A., 165,185 are held by In-Com S.A., 187,471 are held by CDC Ixis Private Equity and 50,837 are held by FCPI Innovatech I, each a direct or indirect subsidiary of the Reporting Person.

ITEM 5. Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

See Exhibit A attached hereto.

ITEM 8. Identification and Classification of Members of the Group

Not applicable.

ITEM 9. Notice of Dissolution of Group

Not applicable.

ITEM 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 2003

/s/ Marianne Paris

By: Marianne Paris

Title:

Responsable du Secrétariat financier

DIRECTION DE LA STRATEGIE, DES FINANCES,

DU CONTRÔLE DE GESTION

ET DE LA COMPTABILITE DU GROUPE

Exhibit A

Caisse des dépôts et Consignations "CDC", the reporting person is a french Public-Sector Institution.

CDC Ixis is a subsidiary of CDC (CDC is the direct owner of 43.55% of CDC Ixis, EULIA is the direct owner of 53% of CDC Ixis and CDC is the direct owner of 50.01% of EULIA).

Part'Com and CDC Ixis Private Equity are wholly-owned subsidiaries of CDC Ixis.

The fund FCPI CDC Innovatech is owned by CDC Ixis Innovation.

CDC Ixis Innovation is wholly-owned subsidiaries of CDC Ixis Private Equity

FCPI CDC INNOVATECH1 50,837 Shares

IN COM 165,185 Shares

PART'COM 407 286 Shares

CDC Ixis Private Equity 187 471 Shares

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TOTAL HOLDING 810 779 Shares (5.26% of the share capital)

33,000 presently exercisable warrants representing 16,500 shares, upon exercise are directly owned by Part Com.